
CABO
DRILLING CORP.


06017546


SEC MAIL PROCESSING
RECEIVED
OCT 17 2006
WASH. D.C. 185 SECTION

SUPPL

October 10, 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

Dear Sir of Madam:

RE: News Releases & Material Change Reports #12g3-2(b) No. 82-1401

Please find enclosed for Cabo Drilling Corp., News Releases and Material Change reports from July 05, 2006 to October 05, 2006.

If you have a email address that I could send the reports to please provide it by sending me an email at linda.teneycke@cabo.ca.

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

3rd Floor • 120 Lonsdale Ave., North Vancouver BC, Canada V7M 2E8 • Tel: (604)984-8894 • Fax: (604)983-8056
www.cabo.ca . info@cabo.ca

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

June 24, 2006

Item 3 **News Release**

A news release dated July 5, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces its Heath & Sherwood Drilling Inc. division has been awarded a drilling contract by Billiken Management Services Inc. to complete a minimum of two, 900 metres plus, diamond drill holes at Spider Resources Inc.'s McFauld's Lake project in the James Bay Lowlands, Ontario.

Item 5 **Full Description of Material Change**

See attached news release dated July 5, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 5th day of July, 2006.

(signed "John A. Versfelt")

John A. Versfelt, Chairman, President & CEO

#12g3-2(b) No. 82-1401



For Immediate Release: July 5, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL SPIDER RESOURCES MCFAULD'S LAKE PROJECT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Billiken Management Services Inc. of Toronto, Ontario (on behalf of Spider Resources Inc. TSX-V: SPQ) has awarded Cabo's Heath & Sherwood Drilling Inc. division a contract to complete a minimum of two diamond drill holes, each exceeding 900 metres, at Spider Resources Inc.'s McFauld's Lake project in the James Bay Lowlands, Ontario.

The initial summer exploration program in Northern Ontario involves drilling the two deep holes to test the McFauld's #3 Volcanic Massive Sulfide occurrence below the 650 metre level (see Spider Resources news release of June 26, 2006). The first drill hole was collared on June 24th, 2006 and is targeted to intersect projected mineralization below 650 metres. A BBS 37A diamond drill rig (fly drill) capable of drilling to depths in excess of 1200 metres is on site for these deep holes. Equipment was transported by truck to Nakina, Ontario, then flown by fixed wing aircraft to the McFauld's Lake campsite and then by helicopter to the drill sites.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 7, 2006

Item 3 News Release

A news release dated July 12, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces its Advanced Drilling Ltd. division has entered into a drilling contract with Procon Mining and Tunnelling Limited to undertake an underground diamond drill exploration program at Canadian Zinc Corporation's Prairie Creek project. Up to 10,000 metres of underground diamond drilling is planned.

Item 5 Full Description of Material Change

See attached news release dated July 12, 2006

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 12th day of July, 2006.

(signed "Mindi B. Cofman")

Mindi B. Cofman, Corp. Secretary


CABO
DRILLING CORP.

For Immediate Release: July 12, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DRILLING CONTRACT FROM PROCON MINING AND TUNNELLING TO DRILL CANADIAN ZINC'S PRAIRIE CREEK PROJECT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Advanced Drilling Ltd. subsidiary has entered into a contract with Procon Mining and Tunnelling Limited of Burnaby, BC, to undertake an underground diamond drill exploration program at Canadian Zinc Corporation's Prairie Creek project.

Canadian Zinc's previous surface diamond drilling at Prairie Creek had indicated a continuation of the vein type mineralized system north from the existing workings and the underground program will further detail the vein deposit. The underground exploration program involves driving approximately 400 metres of new decline tunnel (see Canadian Zinc's news release dated April 24, 2006). The new decline will provide underground diamond drill stations from which to drill define and delineate the vein on 50 metre centers. Up to 10,000 metres of underground diamond drilling is planned. The underground diamond drilling will enable detailed mine planning, resource evaluation and advance development plans for a 10 plus year mine life.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

July 19, 2006

Item 3 **News Release**

A news release dated July 19, 2006 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces the signing of a drilling contract with IKC Borealis Constructors Inc. for geotechnical drilling at Inco Limited's Voiseys Bay Nickel Company Limited mine site.

Item 5 **Full Description of Material Change**

See attached news release dated July 19, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 19th day of July, 2006.


CABO
DRILLING CORP.

For Immediate Release: July 19, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL INCO'S VOISEY'S BAY NICKEL MINE SITE

North Vancouver, BC – Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that IKC Borealis Constructors Inc., a joint venture between International Kiewit and a Newfoundland company, has awarded Cabo Drilling Corp.'s subsidiary Forages Cabo Inc. a geotechnical drilling contract at Inco Limited's Voisey's Bay Nickel Company Limited mine site.

The drilling contract calls for completion of 26 environmental and geotechnical boreholes at a number of locations throughout Voisey's Bay Nickel Mine in Northern Labrador. Forages Cabo Inc. will use a combination power auger-diamond drill, mounted on an all terrain vehicle. Environmental boreholes include the installation of groundwater monitoring wells while geotechnical boreholes include the installation of groundwater piezometers. Drill sites include H1 and H2 tailings dams, south sedimentation pond dam and berm, ROM complex, explosives plant and the mill concentrator. Additional works thus far have included 5 boreholes at one of the mine dumpsites. The contract is underway and is expected to last approximately two months.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

July 21, 2006

Item 3 **News Release**

A news release dated July 21, 2006 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces the exploration of the Cobalt Area Property located in the Larder Lake Mining Division near Cobalt, Ontario.

Item 5 **Full Description of Material Change**

See attached news release dated July 21, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 21thday of July, 2006.

#12g3-2(b) No. 82-1401


CABO
DRILLING CORP.

For Immediate Release: July 21, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

EXPLORATION UNDERWAY ON COBALT AREA PROPERTY

North Vancouver, BC – On December 15, 2005, Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") executed a letter of intent with International Millennium Mining Corp., ("IMMC") to sell 100% of Cabo's interest in four Ontario mineral properties. Cabo will proceed, on behalf of IMMC with the exploration of the Cobalt Area Property located in the Larder Lake Mining Division near Cobalt, Ontario.

The exploration program will include 1,000 metres of diamond drilling to be completed by Cabo's Heath & Sherwood subsidiary. The Cobalt Area Property is one of four mineral properties the Company agreed to sell to IMMC as detailed in the Company's Information Circular dated November 9, 2005 and News Release of December 28, 2005.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

signed "John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 26, 2006

Item 3 News Release

A news release dated July 26, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces its Advanced Drilling Ltd. division has entered into a drilling contract with Pacifica Resources Ltd. to drill a minimum of 6,000 metres at Howard's Pass Selwyn Project in eastern Yukon.

Item 5 Full Description of Material Change

See attached news release dated July 26, 2006

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 26th day of July, 2006.

(signed "John A Versfelt")

John A. Versfelt, President

#12g3-2(b) No. 82-1401


CABO
DRILLING CORP.

For Immediate Release: July 26, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL HOWARD'S PASS SELWYN PROJECT FOR PACIFICA

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Advanced Drilling Ltd. division has been awarded a contract to drill a minimum of 6,000 metres at Pacifica Resources Ltd's Howard's Pass Selwyn Project in eastern Yukon. The diamond drilling program, for the Vancouver based company, is underway as part of a $10 million exploration program aimed at defining the full potential of this large zinc-lead deposit.

Advanced Drilling Ltd. is currently operating three coring drills on the property under its contract. The drill program will include drill testing of regional stratigraphy and definition drilling of three newly defined zones of lead-zinc sulphide mineralization.

About Pacifica Resources Ltd.
Pacifica's main focus is the exploration of its properties in the Selwyn Project, Yukon that host world-class, large tonnages of zinc-lead mineralization. These known deposits have the potential for large scale production of zinc and lead, at a time when the World's zinc mine supply is in deficit and there are few new mines under development.

About Cabo Drilling Corp.
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

August 10, 2006

Item 3 **News Release**

A news release dated August 10, 2006 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces the signing of a drilling contract with Titan Uranium Inc. to drill Titan's Thelon Basin Project at Baker Lake, NWT.

Item 5 **Full Description of Material Change**

See attached news release dated August 10, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 10th day of August, 2006.

#12g3-2(b) No. 82-1401


CABO
DRILLING CORP.

For Immediate Release: August 10, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL TITAN URANIUM INC.'S THELON BASIN PROJECT AT BAKER LAKE, NWT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has signed a contract with Titan Uranium Inc. of Vancouver, British Columbia, to complete 3,000 metres of diamond drilling in 26 holes on Titan's Thelon project 150 kilometres northwest of Baker Lake, NWT. The Thelon project consists of eight mineral leases situated on the northeast margin of the Thelon Basin.

The diamond drill program will offer the first quantitative glimpse at the region's mineral potential. Titan's start-up date for the program was July 28, 2006, coincident with the conclusion of the caribou calving season. Baker Lake has year round daily airline service and is barge accessible in summer. The logistics of this project are quite complex. Equipment must be trucked from Kirkland Lake, Ontario to Thompson, Manitoba, and then be flown by large fixed wing aircraft to Baker Lake, NWT. From Baker Lake, it is then flown by Otter fixed wing aircraft to the drill staging area and then by helicopter to the drill sites. Each time a drill is moved it must be taken apart, transported to and reassembled at the next site.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

August 21, 2006

Item 3 **News Release**

A news release dated August 21, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces its Petro Drilling Company Ltd. division has entered into a drilling contract with Kermode Resources Ltd. to drill a minimum of 5,000 metres at Kermode's Jackson's Arm project in NW Newfoundland.

Item 5 **Full Description of Material Change**

See attached news release dated August 21, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 21st day of August, 2006.

(signed "John A Versfelt")

John A. Versfelt, President

#12g3-2(b) No. 82-1401


CABO
DRILLING CORP.

For Immediate Release: August 21, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DIVISION DRILLING JACKSON'S ARM FOR KERMODE IN NEWFOUNDLAND

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Petro Drilling Company Ltd. division in Springdale Newfoundland, has been awarded a diamond drilling contract by Kermode Resources Ltd. of Vancouver, BC for a minimum of 5,000 metres at Kermode's Jackson's Arm project in NW Newfoundland.

Kermode's Jackson's Arm property is 3 kilometres west of the fishing village of Jackson's Arm and is linked by 75 kilometres of paved road to the Trans Canada Highway. A drill was mobilized to the Jackson's Arm property the week of August 14, 2006, with the possibility of a second rig being added at a later date. The Kermode Phase 4 drill program will test a recently discovered feeder structure at the north end of the Apsy Zone by drilling at right angles to most previous drilling. Gold mineralization being targeted is hosted by sedimentary rock in a geological setting similar to the Carlin type deposits of Nevada. Kermode's primary exploration focus at Jackson's Arm is to delineate tonnage and grade of known gold mineralization with particular emphasis on the newly discovered cross structures. (See Kermode Resources Ltd. news release dated August 15, 2006).

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Ms. Sheri Barton, Investor Relations at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

September 7, 2006

Item 3 **News Release**

A news release dated September 7, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces its Heath & Sherwood Drilling Inc. division has entered into a drilling contract with Inco Limited for more than 62,000 feet of BQ size deep underground diamond drilling at Inco's Creighton Mine in Sudbury, Ontario.

Item 5 **Full Description of Material Change**

See attached news release dated September 7, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 7th day of September, 2006.

(signed "John A Versfelt")

John A. Versfelt, President

#12g3-2(b) No. 82-1401


CABO
DRILLING CORP.

For Immediate Release: September 7, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO DIVISION COMMENCES UNDERGROUND DRILLING FOR INCO IN SUDBURY

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division in Kirkland Lake, Ontario, has been awarded a contract by Inco Limited for more than 62,000 feet of BQ size deep underground diamond drilling at Inco's Creighton Mine in Sudbury, Ontario.

The deep hole exploration drilling project is comprised of two work packages. Work Package No. 1 consists of approximately 16,700 feet of drilling from two locations on the 7,680 Foot Level of the Creighton Mine with one JKS Boyles (Atlas Copco) B-20 deep hole underground electric hydraulic drill. The holes range in length from 600 feet to 2,500 feet. Work Package No. 1 commenced in August and is scheduled for completion in February, 2007.

Work Package No. 2 consists of approximately 45,400 feet of drilling from two locations on the 7,810 Foot Level of the Creighton Mine using two JKS Boyles (Atlas Copco) B-20 deep hole underground electric hydraulic drills. Holes for this Work Package range in length from 1,600 feet to 3,500 feet. Work Package No. 2 is to commence following completion of Work Package No. 1 in February, 2007 and will be completed approximately one year later in February, 2008.

Inco Limited (TSX, NYSE: N) is one of the world's premier metals and mining companies. It is a leading producer of nickel and value-added nickel specialty products and an important producer of copper, precious metals and cobalt. Inco is one of Canada's best-known companies, with significant operations in Sudbury, Ontario; Thompson, Manitoba; and Voisey's Bay, Newfoundand and Labrador.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

#12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

October 5, 2006

Item 3 News Release

A news release dated October 5, 2006 delivered to Executive Business Services Inc.

Item 4 Summary of Material Change

The Issuer announces the signing of an underground drilling contract at Inco Limited's Garson Mine.

Item 5 Full Description of Material Change

See attached news release dated October 5, 2006.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 5th day of October, 2006.

#12g3-2(b) No. 82-1401


CABO
DRILLING CORP.

For Immediate Release: October 5, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED UNDERGROUND DRILL JOB AT INCO'S GARSON MINE

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division of Kirkland Lake, Ontario has been awarded a contract by Inco Limited to complete 21,000 feet of definition drilling at Inco's Garson Mine in Sudbury, Ontario.

The work will consist of diamond drilling approximately 21,000 feet of BQ diameter core from three different underground locations at Garson Surface Ramp, Garson Mine. The diamond drill set-up locations will be primarily on the 600 orebody vent drift and ramp drift. Heath & Sherwood will be using one JKS Boyles/Atlas Copco, B-10 underground electric hydraulic drill.

Inco Limited (TSX, NYSE: N) is one of the world's premier metals and mining companies. It is a leading producer of nickel and value-added nickel specialty products and an important producer of copper, precious metals and cobalt. Inco is one of Canada's best-known companies, with significant operations in Sudbury, Ontario; Thompson, Manitoba; and Voisey's Bay, Newfoundand and Labrador.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

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